Law Offices Of Michael H. Hoffman, P.A.

1521 Alton Road, No. 284
Miami, Florida  33139
Tel:  (786) 280-7575
Fax:  (305) 865-3430
Email: michael@mySEClawyer.com

August 6, 2012

United States Securities
   and Exchange Commission
Washington, D.C.  20549

Re:          Astika Holdings, Inc.
Registration Statement on Form S-1
Filed June 14, 2012
File No.  333-182113

Ladies and Gentlemen:

On behalf of Astika Holdings, Inc. (the “Company”), we are responding to the staff comments, as set forth in the letter from the staff of July 10, 2012 to Mr. Eugene B. Settler, Chairman of the Board, President, Chief Executive Officer and Treasurer.  Enclosed herewith please find Amendment No. 1 to the Form S-1 Registration Statement of the Company, which has been marked to show the revisions made to the initial filing.

Set forth below are our responses to the comments contained in the letter from the staff.  The captions and numbered responses below correspond to the captions and numbered comments contained in the letter from the staff.

General

1.
The Company acknowledges the staff comment to tell the staff why the Company should not be considered a “shell company”, and that the staff has noted that the Company has nominal operations and assets as of the date the original filing. The Company wishes to inform the staff of the following recent developments since the date of the original filing, which the Company believes support its basis for not being deemed a “shell company”:

United States Securities
   and Exchange Commission
August 6, 2012

•
For the three month period ended June 30, 2012, the Company has generated additional performance royalties in the amount of $579.29 transmitted by BMI pursuant to the composer/arranger rights that it owns in four musical compositions included in the Raiders of the Lost Ark movie.  For the period June 13, 2011 (inception) through June 30, 2012, the Company has generated performance royalties in the amount of $2,239 on these musical compositions.  The Company is also seeking additional licensing and other royalty generating opportunities for these compositions.

•
On June 15, 2012, the Company obtained copyrights on seven musical compositions pursuant to a Bill of Sale and Assignment dated June 15, 2012, from EuGene Gant, a songwriter, for a purchase price in the amount of $5,000, which consisted of a $1,000 payment to Mr. Gant on June 15, 2012, and installment payments of $2,000 to be made to Mr. Gant on October 1, 2012 and June 15, 2013, as evidenced by a Promissory Note of even date therewith in the amount of $4,000 bearing interest at 5% per annum.  For the period June 15, 2012 through July 31, 2012, these musical compositions have generated mechanical royalties for the Company in the amount of $130 from digital downloads by 13 unique purchasers.  The Bill of Sale and the Promissory Note have been included as exhibits to Amendment No. 1.

•
On June 15, 2012, the Company entered into an Exclusive Songwriter Agreement with Mr. Gant, which provides for Mr. Gant’s employment as a staff writer on an exclusive basis to write musical compositions as works for hire for a period of two years from the date of the agreement.  During Mr. Gant’s tenure, the copyrights on his entire work product will belong to the Company in exchange for compensation pursuant to the terms of such agreement.  This agreement has been included as an exhibit to Amendment No. 1.

•
On June 16, 2012, the Company entered into an Exclusive Songwriter Agreement with Eugene B. Settler, as a songwriter, which provides for Mr. Settler’s employment as a staff writer on an exclusive basis to write musical compositions as works for hire for a period of five years from the date of the agreement.  During Mr. Settler’s tenure, Mr. the copyrights on his entire work product will belong to the Company in exchange for compensation pursuant to the terms of such agreement.  Mr. Settler has written three new musical compositions for us since the date of the agreement, as referenced on Exhibit A thereto, and the agreement has been included as an exhibit to Amendment No. 1.

United States Securities
   and Exchange Commission
August 6, 2012

For the foregoing reasons, the Company believes that it has more than nominal assets and operations as of the date of filing Amendment No. 1, and should not be considered a “shell company”.

2.
The Company acknowledges the staff comment to confirm through added disclosure, if true, that the Company does not believe that it is a blank check company because the Company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person and, further, to also disclose whether the Company, the Company’s officers and directors, any Company promoters, or their affiliates intend for the Company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. The Company has complied with the staff comment by confirming through added disclosure in the Prospectus Summary and Business sections in Amendment No. 1 the Company’s belief that it does not meet the definition of a blank check company and that there is no intention, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

3.
The Company acknowledges the staff comment to supplementally provide the staff with any written materials that the Company, or anyone authorized to do so on its behalf, provides in reliance on Section 5(d) of the Securities Act of 1933 to potential investors that are qualified institutional buyers or institutional accredited investors and, further, to supplementally provide the staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, added by Section 105(a) of the JOBS Act, by any broker or dealer that is participating or will participate in the Company’s offering.  The Company wishes to inform the staff that neither the Company nor anyone authorized to do so on its behalf has any written materials that are being provided in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors and there are no research reports about the Company that are being published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the Company’s offering.

United States Securities
   and Exchange Commission
August 6, 2012

Prospectus Cover Page, page (i)

4.
The Company acknowledges the staff comment that the staff notes that there is no minimum amount of convertible preferred stock that must be sold by the Company and to clearly disclose that the Company may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that has not received enough proceeds from the offering to begin operations; and has no market for its shares.  The Company has complied with the staff comment by stating in Amendment No. 1 on the prospectus cover page, prospectus summary, summary of offering, description of business and plan of distribution sections in Amendment No. 1 that there is no minimum amount of convertible preferred stock that must be sold and clearly stating that no proceeds or very minimal proceeds may be received from the offering and potential investors may end up holding shares in a company that has not received enough proceeds from the offering for its business operations and has no market for its shares.

5.
The Company acknowledges the staff comment to disclose on the prospectus cover page the amount of proceeds that the Company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.  The Company has complied with the staff comment by disclosing on the prospectus cover page in Amendment No. 1 the amount of proceeds that the Company may receive if 25%, 50%, 75% and 100% of the shares being offered are sold.

6.
The Company acknowledges the staff comment to disclose the duration of the offering, including any extension periods on the prospectus cover page.  The Company has complied with the staff comment by disclose the duration of the offering, including any extension periods, on the prospectus cover page, prospectus summary, summary of offering and plan of distribution sections in Amendment No. 1.

7.
The Company acknowledges the staff comment to disclose on the prospectus cover page that it is an emerging growth company.  The Company has complied with the staff comment by disclosing on the prospectus cover page, prospectus summary and description of business sections in Amendment No. 1. that the Company qualifies as an “emerging growth company”, as defined in the JOBS Act.

United States Securities
   and Exchange Commission
August 6, 2012

Prospectus Summary, page 2

8.
The Company acknowledges the staff comment to revise the Company’s summary disclosure, including the summary of the offering, to reflect the potential sale of varying amounts of the total amount of convertible preferred stock being offered.  The Company has complied with the staff comment in Amendment No. 1 by revising the Company’s summary disclosure, including the summary of the offering, to reflect the potential sale of varying amounts of the total amount of convertible preferred stock being offered.

9.
The Company acknowledges the staff comment to disclose the minimum amount of proceeds the Company needs to have an operating business and to meet the Company’s reporting requirements, to discuss what will happen in the event that the Company does not raise that amount and to discuss with specificity what each level of funding will accomplish in advancing the Company’s operations and business plan, and further, to provide a detailed discussion of these matters in the Company’s Management’s Discussion and Analysis section.  The Company has complied with the staff comment by disclosing in the Prospectus Summary, Risk Factors and Management’s Discussion and Analysis sections in Amendment No. 1 the minimum amount of proceeds the Company needs to have an operating business and to meet its reporting requirements, to discuss what will happen in the event that it does not raise that amount and to discuss with specificity what each level of funding will accomplish in advancing its operations and business plan.  The Company has also provided a detailed discussion of these matters in the Management’s Discussion and Analysis section in Amendment No. 1.

10.
The Company acknowledges the staff comment to disclose when and under what circumstances the Company obtained the rights to the four musical compositions.  The Company has complied with the staff comment by disclosing in the Prospectus Summary and Description of Business sections in Amendment No. 1 when and under what circumstances it obtained the rights to the four musical compositions included in the Raiders of the Lost Ark movie.

Risk Factors, page 6

11.
The Company acknowledges the staff comment to the revise the Risk Factor section to include a risk factor discussing the amount of discretion the Company will have over the use of proceeds. The Company has complied with the staff comment by adding this risk factor in Amendment No. 1.

United States Securities
   and Exchange Commission
August 6, 2012

12.
The Company acknowledges the staff comment that Mr. Settler is the only company executive with any significant experience in the music publishing industry and to discuss the risk to the Company from its reliance on Mr. Settler. The Company has complied with the staff comment by adding a risk factor in Amendment No. 1 disclosing that Mr. Settler is the only company executive with any significant experience in the music publishing industry and to discuss the risk from its reliance on Mr. Settler.

13.
The Company acknowledges the staff comment to revise risk factor headings and disclosure to reflect the Company’s current operations and to make clear what are only proposed operations, noting the staff’s comments on the following risk factors:

•
Under the risk factor on page 7 entitled “Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period,” to discuss the Company’s experience with fluctuations to date and the factors that contributed to the fluctuations; and

•
Under the risk factor on page 7 entitled “A significant portion of our music publishing revenues is subject to rate regulation...”, clearly state that all of the Company’s revenues to date have been performance revenues and discuss the extent to which the revenues the Company has received have been subject to regulation.

The Company has complied with the staff comment by adding in Amendment No. 1 the requested disclosure to the appropriate risk factor headings applicable to the staff comment and disclosure to reflect the Company’s current operations making clear that the Company’s music publishing business commenced in June 2012 and the clarifying statements referenced in the staff comment to disclose the Company’s experience with fluctuations to date and the factors that contributed to the fluctuations, and to clearly state that substantially all of the Company’s revenues to date have been from performance royalties and to disclose the extent to which the royalties the Company has received have been subject to regulation.

We may not receive enough capital from this offering to enable us to continue operating our business, page 8

14.
The Company acknowledges the staff comment, to provide context, to disclose the funding the Company will need to proceed with its business plan and the expected time frame for implementing its plan and to compare that amount with the range of proceeds the Company may receive from the offering.  The Company has complied with the staff comment by adding disclosure in Amendment No. 1 on the funding the Company will need to proceed with its business plan and the expected time frame for implementing its plan and to compare that amount with the range of proceeds the Company may receive from the offering.

United States Securities
   and Exchange Commission
August 6, 2012

Capitalization, page14

15.
The Company acknowledges the staff comment to disclose its basis for the assumption of the conversion of the Series A Convertible Preferred Stock in the Capitalization table on page 14 and the Dilution table on page 15; and, if there is not a firm commitment for the conversion, to revise these tables accordingly.  The Company wishes to inform the staff that due to a scrivener’s error, the Company did not include that the Series A Convertible Preferred Stock will be required to be converted into 275 shares of our common stock within 120 days of the consummation of the offering and that a prospective investor may convert such shares at any time prior thereto.  Such change has been reflected through added disclosure in both the Capitalization and Dilution tables and Subscription Agreement included as an exhibit in Amendment No. 1.

Management’s Discussion and Analysis ..., page 16

16.
The Company acknowledges the staff comment that on page 17 the Company includes a discussion for the three month period ended March 31, 2012 compared to the period January 13, 2011 (inception) through March 31, 2011, and to revise the filing to also include a discussion for the period January 13, 2011 (inception) through December 31, 2011.  The Company has complied with the staff comment by including disclosure in this section in Amendment No. 1 for the period January 13, 2011 (inception) through December 31, 2011.

Three months ended March 31, 2012, page 17

17.
The Company acknowledges the staff comment to delete the last sentence of the first paragraph, or revise it to state clearly the contingent nature of the Company’s expectations to add songs to its catalog.  The Company has complied with the staff comment by deleting the last sentence of the first paragraph in this section in Amendment No. 1.

18.
The Company acknowledges the staff comment to disclose the anticipated expenses of being a public reporting company with the SEC.  The Company has complied with the staff comment by disclosing in this section in Amendment No. 1 its anticipated expenses of being a public reporting company with the SEC.

United States Securities
   and Exchange Commission
August 6, 2012

Business, page 20

19.
The Company acknowledges the staff comment to discuss more fully the expected process of engaging composers and acquiring rights to musical compositions, to clarify the nature of the website the Company expects to employ and to discuss the different types of royalties and to explain why the Company currently receives only performance royalties on its BMI music catalog.  The Company has complied with the staff comment by adding disclosure in the description of business section in Amendment No. 1 on the process of engaging composers and acquiring rights to musical compositions, clarifying the nature of the website the Company expects to employ and discussing the different types of royalties and explaining why the Company currently receive only performance royalties on its BMI music catalog and that the Company has recently commenced receiving mechanical royalties on seven of the musical compositions in its catalog.

Directors, Executive Officers, Promoters and Control Persons, page 22

20.
The Company acknowledges the staff comment to disclose more specifically the type of business of each company that Mr. Settler has worked for, noting the Company’s disclosure in the Business section about the Company’s reliance on Mr. Settler and his experience and industry contacts in the music business and to clarify that Mr. Settler served as a director of The Singing Machine Company, Inc. until March 1997, a couple of weeks before that company filed for Chapter 11 bankruptcy.  The Company has complied with the staff comment by disclosing in this section in Amendment No. 1 more specifically the type of business of each company that Mr. Settler has worked for and clarifying that Mr. Settler served as a director of The Singing Machine Company, Inc., until March 1997, and that this company filed for Chapter 11 bankruptcy in April 1997, a few weeks after his resignation as a director.

21.
The Company acknowledges the staff comment that the Company discloses in Mr. Ratelle’s biography that he was CEO, CFO, treasurer, secretary and a director of Tundra Resources, Inc., a public reporting company, but did not disclose Tundra Resources’ non-compliance with its reporting obligations during Mr. Ratelle’s tenure.  The Company has complied with the staff comment by disclosing in Mr. Ratelle’s biography in Amendment No. 1 that Tundra Resources, Inc. did not comply with its reporting obligations during Mr. Ratelle’s tenure.

United States Securities
   and Exchange Commission
August 6, 2012

22.
The Company acknowledges the staff comment to confirm through disclosure that each of its executive officers works full time for the Company, and, if not, to disclose the amount of time devoted by each officer. The Company has complied with the staff comment by disclosing in this section in Amendment No. 1 that Mr. Settler works on a full-time basis for the Company and that Mr. Alvo works on a part-time basis for the Company and the amount of time devoted by Mr. Alvo to his position as an officer of the Company.

Director Qualifications, page 23

23.
The Company acknowledges the staff comment to delete the Director Qualifications section in the original filing and instead, in the description of each director’s business experience, to disclose the experience and qualifications that led the Company to conclude that the individual should serve on the Board of Directors of the Company.  The Company has complied with the staff comment by deleting this section in Amendment No. 1 and, in the description of each director’s business experience, the Company has disclosed the experience and qualifications of each individual that led the Company to conclude that the individual should serve on the Board of Directors.

Plan of Distribution, page 35

How to Invest, page 35

24.
The Company acknowledges the staff comment to clarify that no sales may be made before effectiveness of the registration statement.  The Company has complied with the staff comment by disclosing in the How To Invest section and on the prospectus cover page in Amendment No. 1 that no sales may be made before the effectiveness of the registration statement.

United States Securities
   and Exchange Commission
August 6, 2012

Notes to Consolidated Financial Statements, page F-7

Note 6 – Intangible Assets, page F-11

25.
The Company acknowledges the staff comment to disclose in this section how the Company obtained the rights to the four musical compositions included in the 1981 Hollywood movie, Raiders of the Lost Ark included in intangible assets and in that regard, to tell the staff whether the Company obtained the rights from a third party or whether one of the officers or shareholders of the Company previously owned the rights and also to tell the staff how the acquisition was financed. The Company has complied with the staff comment by disclosing in Note 6 to the Notes to Consolidated Financial Statements in Amendment No. 1 that the Company obtained from Mr. Settler the rights to the four musical compositions included in Raiders of the Lost Ark and the terms thereof.  Also, the Company wishes to inform the staff that the acquisition was not financed, because it obtained such rights for no payment to Mr. Settler, the original owner of such rights.  The carrying amount of the intangible assets is the $500 administrative fee that the Company was required to pay to BMI to record the assignment and transfer on BMI’s records of the rights to the musical compositions.

Should you have any comments or questions regarding the foregoing, please contact the undersigned.

Sincerely yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman
      Michael H. Hoffman, Esq.

Enclosure